Filed by Longview Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Longview Acquisition Corp.

Commission File No. 001-39292

Date: December 10, 2020

At the NewYorkBIO and the New York Stock Exchange Emerging Biotech Company Showcase on December 9, 2020, Dr. Jonathan Rothberg, founder of Butterfly Network, Inc., participated in a panel session titled “The Impact of SPACs and the Future of Biotech Finance.”

The following is a transcript of Dr. Rothberg’s remarks.

Elizabeth Sigety

Well, welcome everybody to our lunchtime panel. Hope you've all been able to grab a drink or a bite to eat.

The panel is on the impact SPACs and the future of biotech finance. Hope everybody has had a great day. Enjoy the presentation and we're going to end the day focusing on the exit with the revitalization of the SPAC.

My name is Liz Sigety, I am Chair of Fox Rothschilds National Emerging Companies and Venture Capital Practice. Fox Rothschild is a national firm with 27 offices across the country, about 950 lawyers. We have very strong emerging companies, Life Science, Securities, and Intellectual Property practice. We're very happy to sponsor the conference. I am going to let our amazing panelists introduce themselves. It's really an honor to hear from these people. Jennie, I think we are onto you first for introductions.

Elizabeth Sigety

All right. Finally, Jonathan.

Jonathan Rothberg

Jonathan Rothberg. I'm the founder and Chairman of Butterfly Network. I recently filed the deal with Larry Robbins and Longview (LGVW), to bring $580 million into Butterfly Network and bring us public so we can bring imaging to the entire world. [We are the] world's first and only whole body handheld ultrasound scanner.

Elizabeth Sigety

Great. Thank you. Jonathan, can you talk a bit about how you approached a SPAC from the standpoint of an emerging company in terms of its advantages in your experience, and has your past experience impacted the way you thought about this as a financing vehicle?

Jonathan Rothberg

Absolutely. This is the second time I've been at what I call a fork in history, where we have something based on a semiconductor chip that changes the course of history. The first time was with 454 Life Sciences and Ion Torrent where we, for the first, time put a DNA sequencing machine on a chip. This is an ultrasound on a chip. Just like the camera before it and the computer before it, when you put something on a chip, you get the power of Moore's Law and you can democratize something. However, if you look at the history of these chips, people have always had to pick, do I create the platform, in our case, a handheld whole body scanner or do you have a platform and an ecosystem with a long tail of applications?

For the first time, SPACs, and specifically, somebody like Larry Robbins at Longview, gave us the opportunity to bring in enough capital, as I mentioned, up to $580 million to continue to develop the platform.

So we'll have ultrasound probes, we'll have wearables, we'll have augmented reality guided collection, AI to analyze things, and a long tail of applications.

What I mean by those applications is, this morning a publication came out that somebody at home diagnosed COVID with one of our scanners and was immediately able to follow it up with a test kit to confirm that they had it.

So what we want to do, and we've been working with people like the Gates Foundation to [do, is] not only have probes everywhere in the world, battling COVID, helping people with congestive heart failure, going home for people with bladders, but have all of those applications supported and have the resources to tie into those hospital systems. So [a] traditional IPO does not give you the capital. You have to pick one. Do I make a probe? Do I make that software ecosystem? Now, we can have it all, which allows us literally to have a virtuous circle where our probes collect data, users correct that data and it gets better and better. So platform, ecosystem, long tail.

Specifically, in our case though, we needed more than just financing. My teams have a great track record of innovation. But there's a difference between inventing a field, like DNA sequencing, and owning a field. I make a joke that when we invented next-gen sequencing, I got the consolation prize, a medal from President Obama. This time, we want to own the field with our SPAC partner and I'd love if Kamala gives me a prize afterwards also.

Elizabeth Sigety

Interesting. Jonathan, it sounds like you must be very complicated to be going through a SPAC. From the company side now, what advice would you give for a biotech company considering the SPAC route now that you've gone through one and a half times?

Jonathan Rothberg

The key is to find a partner, and in our case, Larry Robbins and Longview had through the Glenview funds, had over 20 years with the majority of our future customers. So when you talk about the quality of that PIPE, we were able to have in our PIPE not only Fidelity, which you'd expect as a quality investor, but Tenet Healthcare, a potential customer, UPMC from Pittsburgh, absolutely a potential customer, and from Larry. We got the relationships, because [for] a number of these customers—he is a long term investor and sometimes their biggest investor. What we were looking for, of course, is capital so we can own this fork in history. It's great to have 500 patents for ultrasound on a chip, but it's important that seven years from now when your doctor is scanning you or you're wearing a wearable, it says Butterfly, so access to capital is critical, but the relationships that came with the SPAC that we chose, were equally critical.

Now, directly to those customers, 40 million healthcare professionals can use this. We have medical schools getting probes instead of stethoscopes, but while we have directly been selling in over 22 countries to those 40 million users, now we can sell to those large hospitals and networks with a partner that knows them very well. We can have a global strategy, we can have an enterprise strategy, we can have a platform strategy, and yes, that is hard to get across in 45 minutes, but when you have a partner that can help you bring in that money through a PIPE with some of your future customers, when you have a partner that knows the C-suites for the last decade, it absolutely helps.

So in our case, it was a partner that would be a complement to our creativity with execution, excellence and relationships. A partner that could make sure that the capital coming in was the long-term capital that wanted to own this fork in history.When those 40 million practitioners have it, when we’re in the home someday, it says Butterfly. Larry, Longview and Glenview brought that to us. It is important that the partner complements you. People tell me I'm creative. Guess what? I need an execution-oriented partner then because we have to make our numbers quarter-after-quarter to own this fork.

Elizabeth Sigety

As well, it's wonderful that you know your strengths and what you need to supplement your team. That's important for any emerging company at any level. So that's great. But Jonathan, I want to stick with you. Perhaps it's all wonderful and you don't have any warnings. But for the people listening to this panel, is there anything that you would caution them against? Anything they should be careful about if they're considering the SPAC route?

Jonathan Rothberg

Yes, absolutely. I would be cautious that you don't just pick somebody that's like yourself when you look in the mirror. That's not going to work. You really do have to look for somebody that brings your complementary skill. If you have a creative team, then you want a disciplined team that's going to help you with the sales force. If you're all about the sales force, then maybe you do need help on the creative side. You really have to be able to look in the mirror and make sure you accurately assess yourself and don't pick somebody that's identical. Pick somebody that complements you.

That really was what happened with Larry. We met. We tested before we met. That's one of the privileges of being a biotech entrepreneur. For all of my companies, we have our own testing company that will be launching tests, so we always test before meetings. But Larry and I met and we really talked about where do we complement each other? Where can he help us with customers? Where can he help us on a global scale? Where are we best positioned currently?

Find somebody that complements you. Find somebody that's not just going to be a cheer leader, but someone that's going to bring in the Tenet Healthcare, the UPMC to your PIPE and put their own capital into the transaction. Yes, that would be my red flag. If they're not putting their own capital into the PIPE, I'd be nervous. If they're not bringing their long-term associates into it, I'd be nervous. Look at that PIPE and look at the SPAC itself. In our case, there weren't “SPAC investors” in the SPAC. There were people that knew Glenview, knew Larry and wanted to be long in an opportunity.

Elizabeth Sigety

All right. Thank you very much. We are going to turn to some questions, and I think the first one is for Jonathan. From your perspective, Jonathan, is there a significant amount of competition between funds for SPACable deals? Were they all fighting over you?

Jonathan Rothberg

Yes, it was speed dating for us. We know from Larry, he had looked at 75 other deals and he liked us. But we also had two other SPACs very interested in doing it and that's why it ended up not being a decision around money. We had a number of quality SPACs that had quality investors. It really came down to who would most complement our management team, and who would give us the best access to our customers. So it was good from that point of view, from the Company's point of view, because we had multiple options, and we also did have a PE offer on the table too. So we could have done a traditional couple of $100 million crossover round. We had three SPACs that we got to choose from, or go private equity.

We chose Larry and Longview because they were most complementary, and they had best access to the customers we wanted. As I mentioned, we did great in 22 countries. We've outsold all the other handhelds combined. But what we want to do is go in two directions: towards the consumer, as well as towards the large enterprise, and we really wanted Larry's relationships and expertise to go towards those large enterprises. As I said, they put their money where their mouth was by Tenet Healthcare, UPMC going our PIPE. I do want to add one thing though, I definitely want that celebration. Part of the deal of showing up today was I get to ring the bell when we go public.

Elizabeth Sigety

We look forward to that.

Jonathan Rothberg

Just wanted to make sure that I’m (inaudible) the celebration part.

Elizabeth Sigety

Excellent. I think we only have one or two minutes left. Does anybody have a final word? Or are we—other than Derek wanting to know where Jonathan got his jacket.

Jonathan Rothberg

Well, I'm going to answer that question because people tell me how I start companies. I start every single company because of a need that somebody I love has. For Butterfly, it was my daughter. Then immediately in the case of Butterfly, I realized two-thirds of the world had no medical imaging and Moore’s Law semiconductors could change that.

Important Information about the Business Combination and Where to Find It

In connection with the proposed business combination between Longview Acquisition Corp. (the “Company”) and Butterfly Network, Inc. (“Butterfly”) (the “Business Combination”), the Company has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which includes a preliminary proxy statement/prospectus and, as amended, will include a definitive proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of the Company’s common stock in connection with the Company’s solicitation of proxies for the vote by the Company’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of the Company to be issued in the Business Combination. The Company’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus when available, as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about the parties to the Business Combination Agreement, the Company and the proposed Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to stockholders of the Company as of a record date to be established for voting on the proposed Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Longview Acquisition Corp., 767 Fifth Avenue, 44th Floor, New York, NY 10153, Attention: Mark Horowitz, Chief Financial Officer or to info@longviewacquisition.com.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Registration Statement for the Business Combination, and will be available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Longview Acquisition Corp., 767 Fifth Avenue, 44th Floor, New York, NY 10153, Attention: Mark Horowitz, Chief Financial Officer or to info@longviewacquisition.com. Additional information regarding the interests of such participants is contained in the Registration Statement.

Butterfly and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is contained in the Registration Statement.

Forward-Looking Statements

This filing pursuant to Rule 425 under the Securities Act of 1933, as amended (the “Securities Act”) includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s and Butterfly’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s and Butterfly’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s and Butterfly’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the ability of Longview and Butterfly prior to the Business Combination, and New Butterfly following the Business Combination, to meet the closing conditions in the Business Combination Agreement, including due to failure to obtain approval of the stockholders of Longview and Butterfly or certain regulatory approvals, or failure to satisfy other conditions to closing in the Business Combination Agreement; (2) the occurrence of any event, change or other circumstances, including the outcome of any legal proceedings that may be instituted against Longview and Butterfly following the announcement of the Business Combination Agreement and the transactions contemplated therein, that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close; (3) the inability to obtain or maintain the listing of the combined company’s Class A common stock on the New York Stock Exchange, as applicable, following the Business Combination; (4) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (5) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; (6) costs related to the Business Combination; (7) changes in applicable laws or regulations; (8) the inability of the combined company to raise financing in the future; (9) the success, cost and timing of Butterfly’s and the combined company’s product development activities; (10) the inability of Butterfly or the combined company to obtain and maintain regulatory approval for their products, and any related restrictions and limitations of any approved product; (11) the inability of Butterfly or the combined company to identify, in-license or acquire additional technology; (12) the inability of Butterfly or the combined company to maintain Butterfly’s existing license, manufacturing, supply and distribution agreements; (13) the inability of Butterfly or the combined company to compete with other companies currently marketing or engaged in the development of products and services that Butterfly is currently marketing or developing; (14) the size and growth potential of the markets for Butterfly’s and the combined company’s products and services, and each of their ability to serve those markets, either alone or in partnership with others; (15) the pricing of Butterfly’s and the combined company’s products and services and reimbursement for medical procedures conducted using Butterfly’s and the combined company’s products and services; (16) Butterfly’s and the combined company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing; (17) Butterfly’s and the combined company’s financial performance; and (18) the impact of COVID-19 on Butterfly’s business and/or the ability of the parties to complete the Business Combination; and (19) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” in the Registration Statement, and in the Company’s other filings with the SEC.

The Company cautions that the foregoing list of factors is not exclusive. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This filing pursuant to Rule 425 under the Securities Act shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This filing pursuant to Rule 425 under the Securities Act shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act.